================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549

                               ------------------

                                   FORM 11-K

                                 ANNUAL REPORT

                               ------------------

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996
                                       OR
              [   ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

          FOR THE TRANSITION PERIOD FROM ____________ TO ____________

                          COMMISSION FILE NUMBER 1-8661

     A. FULL TITLE OF THE PLAN: CAPITAL ACCUMULATION PLAN OF THE CHUBB CORPORATION, CHUBB & SON INC. AND PARTICIPATING AFFILIATES.

     B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                   The Chubb Corporation (the "Corporation")

                             15 Mountain View Road

                                 P.O. Box 1615

                        Warren, New Jersey 07061 - 1615

================================================================================

                                   CAPITAL ACCUMULATION PLAN OF
                             THE CHUBB CORPORATION, CHUBB & SON INC.
                                   AND PARTICIPATING AFFILIATES

                       STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                        DECEMBER 31, 1996

                                                               S&P 500     SHORT-TERM       CHUBB         FIXED
                                                                INDEX        INCOME      CORPORATION      INCOME       BALANCED
                                                                FUND          FUND       STOCK FUND        FUND          FUND
                                                             -----------   -----------   -----------   ------------   -----------
                              Investments at fair value
                                (Note 1 and 3)
                                Common Stock of The Chubb
                                  Corporation..............           --           --    $96,024,482             --            --
                                Mutual Funds...............  $84,580,098           --            --              --   $15,834,784
                                Investment in Equities.....           --           --            --              --            --
                                Fixed Income Securities....           --           --            --    $161,099,199            --
                                Pooled Investments:
                                  US Government Money
                                    Market Fund............           --   $6,562,036     2,215,750       3,223,769            --
                                  EGSF Venture Capital
                                    Fund...................       10,433           --            --              --            --
                                Participant Loans..........           --           --            --              --
                              Accrued Income...............           --       26,950       492,429          12,873            --
                              Participants' transfers
                                receivable (payable)
                                between Funds..............     (405,572)        (566)     (663,375)        493,357       297,301
                                                             -----------   ----------    ------------  ------------   -----------
                                  Net Assets Available for
                                    Plan Benefits at
                                    December 31, 1996 (Note
                                    4).....................  $84,184,959   $6,588,420    $98,069,286   $164,829,198   $16,132,085
                                                             ===========   ==========    ============  ============   ===========

                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                   YEAR ENDED DECEMBER 31, 1996

                              Contributions
                                Employers:
                                  Pay conversion...........  $ 3,858,807   $  371,706    $4,205,319    $  6,064,759   $ 1,278,033
                                  Matching.................    2,405,507      265,974     2,782,983       4,059,880       767,562
                                                             -----------   ----------    -----------   ------------   -----------
                                      Total employers......    6,264,314      637,680     6,988,302      10,124,639     2,045,595
                                Participants...............      128,902       10,562       126,958         270,918        47,812
                                Rollovers..................    1,348,362       47,459       711,880       1,223,542       435,881
                              Loan repayments..............    1,873,518      241,562     2,718,221       3,608,065       502,533
                              Interest.....................          165      336,695        66,579      10,385,355            --
                              Dividends....................    1,788,852           --     2,009,763              --       877,035
                              Net
                                appreciation/(depreciation)
                                in fair value of assets....   13,331,382           --     9,978,691              --       617,358
                              Participants' transfer
                                between Funds..............    1,481,952     (836,239)   (9,597,663)    (11,753,647)    2,201,398
                              Distributions to
                                participants...............   (5,560,335)  (1,235,073)   (6,648,379)    (13,284,273)     (733,404)
                              Forfeitures..................      (46,768)       5,504        42,096         (28,190)      (26,874)
                                                             -----------   ----------    -----------   ------------   -----------
                              Increase/(Decrease) in Net
                                Assets Available for
                                Plan Benefits during the
                                year.......................   20,610,344     (791,850)    6,396,448         546,409     5,967,334
                              Net Assets Available for Plan
                                Benefits at
                                December 31, 1995..........  $63,574,615   $7,380,270    $91,672,838   $164,282,789   $10,164,751
                                                             -----------   ----------    -----------   ------------   -----------
                                      Net Assets Available
                                        for Plan Benefits
                                        at December 31,
                                        1996 (Note 4)......  $84,184,959   $6,588,420    $98,069,286   $164,829,198   $16,132,085
                                                             ===========   ==========    ===========   ============   ===========

                                     See accompanying notes.

     GROWTH
    EQUITIES      INTERNATIONAL   EMERGING MARKETS   LONG-TERM       VALUE      PARTICIPANT       TOTAL
      FUND         EQUITY FUND      EQUITY FUND      BOND FUND    EQUITY FUND      LOANS        ALL FUNDS
  -------------   -------------   ----------------   ----------   -----------   ------------   ------------
            --              --                --            --            --              --   $ 96,024,482
   $36,984,067     $11,441,815      $ 14,405,711            --            --              --    163,246,475
            --              --                --            --    $21,621,712             --     21,621,712
            --              --                --     $6,221,912           --              --    167,321,111
            --              --                --        61,418            --              --     12,062,973
            --              --                --            --            --              --         10,433
            --              --                --            --            --    $ 23,571,806     23,571,806
            --              --                --           245            --              --        532,497
       (23,890)        175,376           (53,448)       42,178       138,639              --             --
   -----------     -----------       -----------     ----------   -----------   ------------   ------------
    36,960,177
   $               $11,617,191      $ 14,352,263     $6,325,753   $21,760,351   $ 23,571,806   $484,391,489
   ===========     ===========       ===========     ==========   ===========   ============   ============
   $ 3,304,920     $ 1,102,522      $  1,485,960     $ 654,723    $1,783,981              --   $ 24,110,730
     1,930,980         647,923           876,039       405,198     1,055,075              --     15,197,121
  -------------   -------------   ----------------   ----------   -----------   ------------   ------------
     5,235,900       1,750,445         2,361,999     1,059,921     2,839,056              --     39,307,851
       137,644          46,960            53,447        26,293        74,560              --        924,056
     1,109,808         317,918           229,509       285,146       396,388              --      6,105,893
     1,241,891         424,871           604,262       259,386       738,204    $(12,212,513)            --
           150              --                 7         2,389       490,388       1,746,288     13,028,016
     1,288,169         843,510           100,249       355,821       642,263              --      7,905,662
     4,708,327           3,669         1,093,403        43,577     2,571,794              --     32,348,201
     2,568,414       1,421,181           423,086      (588,648)    1,271,410      13,408,756             --
    (1,872,833)       (645,576)         (786,062)     (278,961)   (1,208,366)     (1,760,752)   (34,014,014)
       (25,034)        (22,246)          (35,550)      (18,846)      (32,735)             --       (188,643)
  -------------   -------------   ----------------   ----------   -----------   ------------   ------------
    14,392,436       4,140,732         4,044,350     1,146,078     7,782,962       1,181,779     65,417,022
    22,567,741
   $               $ 7,476,459      $ 10,307,913     $5,179,675   $13,977,389   $ 22,390,027   $418,974,467
  -------------   -------------   ----------------   ----------   -----------   ------------   ------------
    36,960,177
   $               $11,617,191      $ 14,352,263     $6,325,753   $21,760,351   $ 23,571,806   $484,391,489
  =============    ===========    ================   ==========   ===========    ===========    ===========

                                       .

                                   CAPITAL ACCUMULATION PLAN OF
                             THE CHUBB CORPORATION, CHUBB & SON INC.
                                   AND PARTICIPATING AFFILIATES

                       STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                        DECEMBER 31, 1995

                                                               S&P 500     SHORT-TERM       CHUBB         FIXED
                                                                INDEX        INCOME      CORPORATION      INCOME       BALANCED
                                                                FUND          FUND       STOCK FUND        FUND          FUND
                                                             -----------   -----------   -----------   ------------   -----------
                              Investments at fair value
                                (Note 1 and 3)
                                Common Stock of The Chubb
                                  Corporation..............           --           --    $89,391,679             --            --
                                Mutual Funds...............  $63,796,051           --            --              --   $10,133,705
                                Investment in Equities.....           --           --            --              --            --
                                Fixed Income Securities....           --           --            --    $162,189,730            --
                                Pooled Investments:
                                  US Government Money
                                    Market Fund............           --   $7,456,738     2,046,323       2,145,931            --
                                  EGSF Venture Capital
                                    Fund...................       10,514           --            --              --            --
                                Participant Loans..........           --           --            --              --            --
                              Accrued Income...............           --       30,749       459,186         (45,950)           --
                              Participants' transfers
                                receivable (payable)
                                between Funds..............     (231,950)    (107,217)     (224,350)         (6,922)       31,046
                                                             -----------   ----------    ------------  ------------   -----------
                                  Net Assets Available for
                                    Plan Benefits at
                                    December 31, 1995 (Note
                                    4).....................  $63,574,615   $7,380,270    $91,672,838   $164,282,789   $10,164,751
                                                             ===========   ==========    ============  ============   ===========

                            See accompanying notes.

     GROWTH
    EQUITIES      INTERNATIONAL   EMERGING MARKETS   LONG-TERM       VALUE      PARTICIPANT       TOTAL
      FUND         EQUITY FUND      EQUITY FUND      BOND FUND    EQUITY FUND      LOANS        ALL FUNDS
  -------------   -------------   ----------------   ----------   -----------   ------------   ------------
            --              --                --            --            --              --   $ 89,391,679
   $22,389,725     $ 7,393,606      $ 10,166,707            --            --              --    113,879,794
            --              --                --            --    $11,066,364             --     11,066,364
            --              --                --     $5,160,791           --              --    167,350,521
            --              --                --        52,144     2,720,971              --     14,422,107
            --              --                --            --            --              --         10,514
            --              --                --            --            --    $ 22,375,827     22,375,827
            --              --                --           194        33,482              --        477,661
       178,016          82,853           141,206       (33,454)      156,572          14,200             --
   -----------      ----------       -----------     ----------   -----------    -----------   ------------
    22,567,741
   $               $ 7,476,459      $ 10,307,913     $5,179,675   $13,977,389   $ 22,390,027   $418,974,467
   ===========      ==========       ===========     ==========   ===========    ===========   ============

                          CAPITAL ACCUMULATION PLAN OF
                    THE CHUBB CORPORATION, CHUBB & SON INC.
                          AND PARTICIPATING AFFILIATES

                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1996 AND 1995

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Investment valuation

     The Plan's assets at December 31, 1996 and 1995 are held by The Chase Manhattan Bank, N.A., as successor trustee to United States Trust Company of New York in a trust established effective January 1, 1994 for the benefit of the participants of the Plan (the "Trust Fund").

     The Trust Fund's assets are valued as follows:

        - Marketable equity and debt securities traded on a national securities exchange are valued at the last reported sale price on the last business day of the year. Such securities traded in the over-the-counter market are valued at the closing bid price on the last business day of the calendar year.

        - Interests in commingled trust funds, mutual funds and pooled investment funds are valued at the redemption price established by the trustee or the investment manager of the respective fund.

        - Participants' notes are valued at the unpaid principal balances, with maturities ranging from one to ten years. Notes executed during the period January 1, 1984 through September 30, 1989, bear interest at a rate which is one percent less than the 90-day Treasury Bill rate as established by the Federal Reserve Bank at its offering immediately preceding the valuation date next preceding the valuation date on which the loan is made, except that the rate shall not exceed the guaranteed annual rate of return of the Fixed Income Fund for the quarter ending on the applicable valuation date next preceding the valuation date on which the loan is made, nor the maximum rate permitted by applicable law. Notes executed during the period September 30, 1989 through March 20, 1994 bear interest at a rate which is equal to the prime rate charged by Citibank, N.A. as of the applicable valuation date next preceding the valuation date on which the loan is made, rounded up to the next whole integer, except that the rate shall not exceed the maximum rate permitted by applicable law. Notes executed after March 20, 1994 bear interest at a rate which is equal to the prime rate as reported in the Wall Street Journal on the last business day of the month next preceding the valuation date on which the loan is made, rounded up to the next whole integer, except that the rate shall not exceed the maximum rate permitted by applicable law.

        - The underlying investments of the Fixed Income Fund are contracts with insurance companies and banks under which each insurance company or bank agrees to pay a rate of interest equal to or in excess of the rate initially guaranteed for a specified period of time. These investment contracts are fully benefit responsive and are valued at contract value, which approximates fair value. Contract value represents contributions to the fund plus interest accrued less redemptions. The interest rates for the calendar years 1996 and 1995 were 6.6% and 6.8%, respectively. These contracts are subject to certain restrictions or penalties in the event of early withdrawal or liquidation.

  Security transactions

     Purchases and sales of securities are recorded on trade dates. Gains or losses on the sale of securities are based on average cost.

     Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

                          CAPITAL ACCUMULATION PLAN OF
                    THE CHUBB CORPORATION, CHUBB & SON INC.
                          AND PARTICIPATING AFFILIATES

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                           DECEMBER 31, 1996 AND 1995

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
  Administrative and investment management expenses

     Prior to March 1995, all expenses related to the administration of the Plan and all fees paid to the trustee and other investment managers for the management of the Plan's investments, except for investment management expenses attributable to a certain Fixed Income Fund investment contract, were paid by The Chubb Corporation, Chubb & Son Inc. and Participating Affiliates (the "Employers"). The Profit Sharing Committee of The Chubb Corporation is authorized to charge Participants account maintenance fees.

     Beginning in March 1995, certain trustee fees are being paid by the Plan.

  Income tax status

     The Internal Revenue Service ("IRS") has determined and informed the Company by letter dated December 22, 1995 that the Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC"), and therefore the trust established under the Plan is tax-exempt. The Plan administrator and its counsel believe that the Plan is currently designed and being operated in compliance with applicable requirements of the IRC.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.  PLAN DESCRIPTION

     The Plan is a defined contribution plan. Generally, each employee is eligible to participate in the Plan either upon the completion of one year of service and the attainment of age 21 or the completion of two years of service.

     Under the Plan, a participant may elect to have part of his or her salary otherwise due from the Employer contributed to the Plan by such Employer on a pre-tax basis (the employer pay conversion contribution) or after tax basis (participant contribution). The Plan is funded on a bi-weekly basis. Pre-tax contributions are subject to an annual limitation of $9,500 in 1996 and $9,240 in 1995, which may be increased annually based on the Consumer Price Index. A participant's pre-tax pay conversion contributions are matched dollar for dollar up to the first 4% of compensation (the employer matching contribution). In addition, employees may make rollover contributions from other qualified plans.

     The Plan allows each participant the option of investing his or her own contribution and his or her share of the employer's matching contribution in several investment funds. Participants may, subject to limitations, transfer their investments between funds at their own request. Generally, the investments of the individual funds are managed by several outside investment managers, subject to the Plan's guidelines. Through October 30, 1996, Chubb Equity Managers, Inc., a subsidiary of The Chubb Corporation, was the investment manager of the Value Equity Fund.

     A separate account is maintained for each participant. Each participant employed prior to December 31, 1992 has a 100% vested nonforfeitable interest in all units credited to his or her account. A participant hired after December 31, 1992 is required to complete five years of service in order to have a 100% vested nonforfeitable interest in units credited to his or her account attributable to the employer matching contribution and earnings on the employer matching contribution. Service with affiliated non-participating

                          CAPITAL ACCUMULATION PLAN OF
                    THE CHUBB CORPORATION, CHUBB & SON INC.
                          AND PARTICIPATING AFFILIATES

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                           DECEMBER 31, 1996 AND 1995

2.  PLAN DESCRIPTION -- (CONTINUED)
companies is considered in calculating vesting and participation service. Forfeited balances of terminated participants' nonvested accounts are used to reduce future company contributions or pay plan expenses.

     A participant may withdraw any amount which does not exceed the aggregate current value of his or her own contributions, subject to certain limitations. In the event of financial hardship, there are provisions, subject to limitations and penalties, which will permit an active participant to withdraw certain other amounts from his or her account. All withdrawals must be in cash.

     Participants may obtain loans from the Plan pursuant to the provisions specified in the Plan. Loans are payable in equal installments representing a combination of interest and principal by withholding from the participant's biweekly paychecks, and the outstanding principal amounts of any loans can be prepaid on any applicable valuation date. In the event a participant has a loan outstanding under the Plan, various limitations exist on such participant's rights to receive further loans under the Plan.

     Upon retirement, the balance in a participant's account is payable to him or her in a lump sum or in annual installments over 5, 10 or 15 years or over a period equal to his or her life expectancy or to the joint life expectancies of the participant and his or her spousal beneficiary. In addition to these options, a participant may elect to defer the lump sum payment or the commencement of annual installments until the day following any applicable valuation date, then elected by him or her, which is not later than the April 1 of the calendar year following the calendar year in which the participant attains age 70 1/2. In the event of termination of employment other than by reason of retirement or death, a participant will receive the balance in his or her separate account in a lump sum payment. However, if the value in the participant's account is greater than a certain limit, the participant may choose either to receive the lump sum distribution or to leave the units invested in the Plan until age 65, disability or death. If a participant dies, before or after retirement or after termination, any remaining balance in his or her account is paid to his or her estate or beneficiary under any of the following payment options: (a) lump sum, (b) installments as received by the participant prior to death, or (c) installment payments in accordance with the Plan, regardless of method received by participant prior to death.

     Upon request, any lump sum distribution to a participant or his or her beneficiary from The Chubb Corporation Stock Fund may be made in common stock of The Chubb Corporation in lieu of cash payments.

     While the Employers have not expressed any intent to terminate the Plan, they are free to do so at any time subject to the provisions of ERISA. In the event of such a termination, each affected participant is entitled to receive the value of his or her account.

3.  INVESTMENTS

     The Trust Fund is managed by The Chase Manhattan Bank, N.A. (the "Trustee") successor to the United States Trust Company of New York, a fiduciary with respect to the Plan under an agreement with the Employers. The Trust Fund's assets are held or accounted for by the Trustee under a trust agreement. The Trustee and certain investment managers have full discretionary authority for the purchase and sale of investments subject to certain limitations on the composition of the portfolio as specified in the trust agreement.

                          CAPITAL ACCUMULATION PLAN OF
                    THE CHUBB CORPORATION, CHUBB & SON INC.
                          AND PARTICIPATING AFFILIATES

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                           DECEMBER 31, 1996 AND 1995

3.  INVESTMENTS -- (CONTINUED)
     The following table presents investments. Investments that represent 5 percent or more of the Plan's net assets are separately identified.

                                          DECEMBER 31, 1996                 DECEMBER 31, 1995
                                    ------------------------------    ------------------------------
                                        COST          FAIR VALUE          COST          FAIR VALUE
                                    -------------    -------------    -------------    -------------
Fixed Income Securities
  Investments in Insurance and
     Bank Contracts...............  $ 161,099,199    $ 161,099,199    $ 162,189,730    $ 162,189,730
  Bond Mutual Fund................      6,069,848        6,221,912        4,971,306        5,160,791
                                     ------------     ------------     ------------     ------------
          Subtotal................  $ 167,169,047    $ 167,321,111    $ 167,161,036    $ 167,350,521
                                     ------------     ------------     ------------     ------------
The Chubb Corporation Common
  Stock...........................  $  44,962,569    $  96,024,482    $  45,457,913    $  89,391,679
                                     ------------     ------------     ------------     ------------
Investments in Equities...........  $  20,681,783    $  21,621,712    $   9,133,873    $  11,066,364
                                     ------------     ------------     ------------     ------------
Mutual Funds
  BT Institutional Equity 500
     Index Fund...................  $  58,752,264    $  84,580,098    $  50,088,492    $  63,796,051
  Fidelity Contrafund Fund........     31,050,295       36,984,067       19,497,910       22,389,725
  Other...........................     38,951,262       41,682,310       25,532,276       27,694,018
                                     ------------     ------------     ------------     ------------
          Subtotal................  $ 128,753,821    $ 163,246,475    $  95,118,678    $ 113,879,794
                                     ------------     ------------     ------------     ------------
Pooled Investments................  $  12,068,725    $  12,073,406    $  14,427,859    $  14,432,621
                                     ------------     ------------     ------------     ------------
Participant Loans (maturing from
  January 1997 to December 2006
  with interest rates from 4.25%
  to 11%).........................  $  23,571,806    $  23,571,806    $  22,375,827    $  22,375,827
                                     ------------     ------------     ------------     ------------
          TOTAL...................  $ 397,207,751    $ 483,858,992    $ 353,675,186    $ 418,496,806
                                     ============     ============     ============     ============

4.  UNITS OF PARTICIPATION AND VALUES

     The interest of an employee in the investment chosen is represented by units of participation. The number and value of units at the quarterly valuation dates for the years ended December 31, 1996 and 1995 were as follows:

                                                                     NUMBER OF                    NUMBER OF
                                                                       UNITS       NET ASSET        UNITS       NET ASSET
                                                                      HELD BY        VALUE         HELD BY        VALUE
                                                                   PARTICIPANTS     PER UNIT    PARTICIPANTS     PER UNIT
                                                                   -------------   ----------   -------------   ----------
                                                                       DECEMBER 31, 1996            DECEMBER 31, 1995
                                                                   --------------------------   --------------------------
S&P 500 Index Fund...............................................    283,437.539    $ 296.51      262,671.312   $241.55963
Short-Term Income Fund...........................................     63,823.792      102.78       75,365.722     97.87620
Chubb Corporation Stock Fund.....................................    169,965.367      576.45      180,128.394    508.38552
Fixed Income Fund................................................  2,943,744.330       55.89    3,128,068.438     52.40959
Balanced Fund....................................................  1,123,532.807       14.36      791,330.504     12.84390
Growth Equities Fund.............................................    221,570.939       16.71    1,646,639.488     13.70492
International Equity Fund........................................    943,926.060       12.30      666,918.376     11.21024
Emerging Markets Equity Fund.....................................  1,024,989.426       14.00      819,519.843     12.57704
Long-Term Bond Fund..............................................    502,219.969       12.59      441,339.041     11.73548
Value Equity Fund................................................  1,372,171.144       15.85    1,061,166.088     13.17136

                          CAPITAL ACCUMULATION PLAN OF
                    THE CHUBB CORPORATION, CHUBB & SON INC.
                          AND PARTICIPATING AFFILIATES

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                           DECEMBER 31, 1996 AND 1995

4.  UNITS OF PARTICIPATION AND VALUES -- (CONTINUED)

                                                                     NUMBER OF                    NUMBER OF
                                                                       UNITS       NET ASSET        UNITS       NET ASSET
                                                                      HELD BY        VALUE         HELD BY        VALUE
                                                                   PARTICIPANTS     PER UNIT    PARTICIPANTS     PER UNIT
                                                                   -------------   ----------   -------------   ----------
                                                                       SEPTEMBER 30  1996           SEPTEMBER 30, 1995
                                                                   --------------------------   --------------------------
S&P 500 Index Fund...............................................    278,885.769    $ 273.77      259,095.065   $227.73097
Short-Term Income Fund...........................................     66,741.220      101.54       71,208.543     96.60042
Chubb Corporation Stock Fund.....................................    177,931.350      491.65      181,793.302    501.70262
Fixed Income Fund................................................  2,950,902.900       55.00    3,156,387.532     51.58134
Balanced Fund....................................................  1,018,605.896       13.74      731,150.835     12.20843
Growth Equities Fund.............................................  2,112,318.948       15.40    1,516,123.820     13.48718
International Equity Fund........................................    870,694.060       12.00      644,325.990     10.61954
Emerging Markets Equity Fund.....................................    986,305.034       13.38      841,272.991     12.12095
Long-Term Bond Fund..............................................    467,640.466       12.12      394,487.567     11.27079
Value Equity Fund................................................  1,299,803.102       14.25      997,236.811     12.89292

                                                                         JUNE 30, 1996                JUNE 30, 1995
                                                                   --------------------------   --------------------------
S&P 500 Index Fund...............................................    276,596.175    $ 265.70      253,684.788   $211.05588
Short-Term Income Fund...........................................     67,876.302      100.28       72,283.096     95.33006
Chubb Corporation Stock Fund.....................................    180,690.957      529.50      192,300.166    417.37230
Fixed Income Fund................................................  2,971,994.281       54.10    3,174,938.446     50.74241
Balanced Fund....................................................    967,910.730       13.40      657,068.914     11.58362
Growth Equities Fund.............................................  2,070,339.946       14.94    1,309,267.951     12.14212
International Equity Fund........................................    845,800.479       12.12      639,173.611      9.95816
Emerging Markets Equity Fund.....................................  1,012,634.265       13.29      779,455.628     12.02067
Long-Term Bond Fund..............................................    438,547.483       11.85      334,541.637     10.93855
Value Equity Fund................................................  1,257,728.556       14.14      855,518.677     11.89196

                                                                         MARCH 31, 1996               MARCH 31, 1995
                                                                   --------------------------   --------------------------
S&P 500 Index Fund...............................................    269,431.175    $ 254.37      245,998.164   $192.56714
Short-Term Income Fund...........................................     69,818.270       99.08       71,061.141     94.01062
Chubb Corporation Stock Fund.....................................    182,067.039      496.38      196,109.638    409.04952
Fixed Income Fund................................................  3,020,451.124       53.24    3,204,100.071     49.91664
Balanced Fund....................................................    923,300.124       13.00      568,155.140     10.91883
Growth Equities Fund.............................................  1,835,551.111       14.49    1,201,869.192     10.66753
International Equity Fund........................................    750,107.566       11.73      640,808.823      9.73194
Emerging Markets Equity Fund.....................................    954,681.949       13.69      723,124.532     10.89647
Long-Term Bond Fund..............................................    425,322.911       11.71      308,348.089     10.36247
Value Equity Fund................................................  1,142,002.994       13.55      799,761.575     10.66614

5.  FUND BALANCES DUE PARTICIPANTS

     Amounts allocated to accounts of Participants who have withdrawn from participation in the Plan at December 31, 1996 were as follows:

            S&P 500 Index Fund...............................................................  $138,722
            Short-Term Income Fund...........................................................    25,034
            Chubb Corporation Stock Fund.....................................................    93,057
            Fixed Income Fund................................................................   260,364
            Balanced Fund....................................................................       133
            Growth Equities Fund.............................................................       192
            International Equity Fund........................................................        --
            Emerging Markets Equity Fund.....................................................        --
            Long-Term Bond Fund..............................................................        --
            Value Equity Fund................................................................         8
                                                                                               --------
                    Total....................................................................  $517,510
                                                                                               ========

     For the purpose of preparing the Plan's Form 5500, the Department of Labor Rules and Regulations require that these amounts be reported as liabilities. Distributions to Participants on Form 5500 also differ for this reason.

                          CAPITAL ACCUMULATION PLAN OF
                    THE CHUBB CORPORATION, CHUBB & SON INC.
                          AND PARTICIPATING AFFILIATES

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                           DECEMBER 31, 1996 AND 1995

6.  SUBSEQUENT EVENT

     The Chubb Corporation entered into a definitive agreement dated February 23, 1997 to sell Chubb Life Insurance Company of America and its subsidiaries to Jefferson-Pilot Corporation. As of the closing date of the sale, May 13, 1997, each participant who is a transferred employee as such term is defined in the Stock Purchase Agreement between Jefferson-Pilot Corporation and The Chubb Corporation has become fully vested, and account balances to date are nonforfeitable. In addition, transferred employees are considered to have terminated employment for purposes of the Plan.

                          CAPITAL ACCUMULATION PLAN OF
                    THE CHUBB CORPORATION, CHUBB & SON INC.
                          AND PARTICIPATING AFFILIATES

                     ITEM 27A -- ASSETS HELD FOR INVESTMENT
                               DECEMBER 31, 1996

                                                   # OF UNITS                        CONTRACT OR
              SECURITY DESCRIPTION                  OR SHARES           COST          FAIR VALUE
------------------------------------------------  -------------     ------------     ------------
Fixed Income Securities
  CNA Insurance Company.........................              1     $  6,095,493     $  6,095,493
     Contract #GP13027-016, due on 3/31/99, at
       6.69%
  CNA Insurance Company.........................              1       13,038,084       13,038,084
     Contract #GP13027, Division 006, due in
       equal maturities on 9/30/99 and 12/31/99,
       at 7.83%
  Commonwealth Life Insurance Company...........              1       13,054,893       13,054,893
     Contract #ADA00674FR, due in equal
       maturities on 9/30/99 and 12/31/99, at
       7.89%
  Commonwealth Life Insurance Company...........              1        6,477,274        6,477,274
     Contract #ADA00766FR, due on 6/30/2000, at
       6.33%
  Hartford Life Insurance Company...............              1        9,553,780        9,553,780
     Contract #GA9655, due in equal maturities
       on 3/31/98, 6/30/98, 9/30/98 and
       12/31/98, at 5.92%
  Hartford Life Insurance Company...............              1       13,098,270       13,098,270
     Contract #GA9534, due 9/30/97, at 5.77%
  John Hancock Life Insurance Company...........              1       14,153,419       14,153,419
     Contract #7836, due in equal maturities on
       3/31/2000 and 9/30/2000, at 7.33%
  John Hancock Life Insurance Company...........              1        6,097,859        6,097,859
     Contract #8642, due on 3/31/2001, at 6.86%
  J P Morgan Asset Management...................              1        5,588,943        5,588,943
     Contract #2033, due on 3/31/97, at 6.59%
  Provident National Assurance Company..........              1        9,569,186        9,569,186
     Contract #627-05490, due on 3/31/98,
       6/30/98, 9/30/98 and 12/31/98, at 5.97%
  Prudential Asset Management...................              1        8,580,794        8,580,794
     Contract #6529-212, due in equal maturities
       on 3/31/98, 6/30/98, 9/30/98 and
       12/31/98, at 6.04%
  Principal Mutual Life Insurance Company.......              1       14,158,051       14,158,051
     Contract #3-15670, due in equal maturities
       on 3/31/2000 and 9/30/2000, at 7.35%
  Principal Mutual Life Insurance Company.......              1        6,483,162        6,483,162
     Contract #3-16924, due on 12/31/2000, at
       6.41%
  Prudential Asset Management...................              1       15,355,146       15,355,146
     Contract #6529-213, due in equal maturities
       on 3/31/98, 6/30/98, 9/30/98 and
       12/31/98, at 5.37%
  Pacific Mutual Life Insurance Company.........              1        9,545,125        9,545,125
     Contract #G-25863-02, due in equal
       maturities on 3/31/98, 6/30/98, 9/30/98
       and 12/31/98, at 5.90%

                          CAPITAL ACCUMULATION PLAN OF
                    THE CHUBB CORPORATION, CHUBB & SON INC.
                  AND PARTICIPATING AFFILIATES -- (CONTINUED)

                     ITEM 27A -- ASSETS HELD FOR INVESTMENT
                               DECEMBER 31, 1996

                                                   # OF UNITS                        CONTRACT OR
              SECURITY DESCRIPTION                  OR SHARES           COST          FAIR VALUE
------------------------------------------------  -------------     ------------     ------------
  Pacific Mutual Life Insurance Company.........              1        7,106,676        7,106,676
     Contract #G25863-03, due 6/30/99, at 7.34%
  Peoples Life Insurance Company................              1        3,143,043        3,143,043
     Contract ADA 00602FR, due on 6/30/2000, at
       6.45%
  MAS Funds Fixed Income Portfolio..............     529,524.39        6,069,849        6,221,912
                                                                    ------------     ------------
     Subtotal...................................                    $167,169,047     $167,321,111
                                                                    ------------     ------------
The Chubb Corporation Common Stock..............      1,786,502     $ 44,962,569     $ 96,024,482
                                                                    ------------     ------------
Investments in Equities
  Strong Schafer Value Fund.....................     423,788.96     $ 20,681,783     $ 21,621,712
                                                                    ------------     ------------
     Subtotal...................................                    $ 20,681,783     $ 21,621,712
                                                                    ------------     ------------
Mutual Funds
  Colonial Tr VII Newport Tiger Fund Class Z....   1,046,926.73     $ 12,295,931     $ 14,405,711
  BT Institutional Equity 500 Index Fund........   5,070,749.30       58,752,264       84,580,098
  Columbia Balance Fund.........................     779,270.90       14,920,558       15,834,784
  Fidelity Contrafund Fund......................     877,439.31       31,050,295       36,984,067
  Morgan Stanley Institutional Fund, Inc.-Active
     Country Allocation Fund....................     999,285.21       11,734,773       11,441,815
                                                                    ------------     ------------
     Subtotal...................................                    $128,753,821     $163,246,475
                                                                    ------------     ------------
Pooled Investments
  EGSF Venture Capital-Citibank Fund............          17.56     $      5,752     $     10,433
  Excelsior Government Money Market Fund........   6,562,036.00        6,562,036        6,562,036
  Vista Premier US Government Money Market
     Fund.......................................   5,500,937.00        5,500,937        5,500,937
                                                                    ------------     ------------
     Subtotal...................................                    $ 12,068,725     $ 12,073,406
                                                                    ------------     ------------
Participant Loans (Maturities January 1997 to
  December 2006, Rates 4.25% to 11%)............  23,571,806.00     $ 23,571,806     $ 23,571,806
                                                                    ------------     ------------
       TOTAL....................................                    $397,207,751     $483,858,992
                                                                     ===========      ===========

                          CAPITAL ACCUMULATION PLAN OF
                    THE CHUBB CORPORATION, CHUBB & SON INC.
                          AND PARTICIPATING AFFILIATES

               EXHIBIT 27D -- SCHEDULE OF REPORTABLE TRANSACTIONS
                               DECEMBER 31, 1996

                                                                  SALE OR        COST OF        NET
                                   NUMBER OF       PURCHASE      REDEMPTION       ASSETS        GAIN
                                  TRANSACTIONS      PRICE          PRICE           SOLD        (LOSS)
                                  ------------   ------------   ------------   ------------   --------
Category (iii) -- Series of
  transactions in excess of 5%
  of plan assets:
  Strong Schafer Value Fund.....         47      $ 20,855,892   $    523,625   $    174,109   $349,516
  Vista Premier US Government
     Money Market Fund..........      1,076       110,167,564    111,545,021    111,545,021         --
  Participant Loans.............      2,575      $ 13,403,499   $ 12,235,397   $ 12,235,397         --

There were no category (i) or (ii) or (iv) reportable transactions during 1996.

                         REPORT OF INDEPENDENT AUDITORS

The Profit Sharing Committee
Capital Accumulation Plan of The Chubb Corporation,
Chubb & Son Inc. and Participating Affiliates

     We have audited the accompanying statements of Net Assets Available for Plan Benefits of the Capital Accumulation Plan of The Chubb Corporation, Chubb & Son Inc. and Participating Affiliates as of December 31, 1996 and 1995, and the related Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the Net Assets Available for Plan Benefits of the Capital Accumulation Plan of The Chubb Corporation, Chubb & Son Inc. and Participating Affiliates at December 31, 1996 and 1995 and the Changes in its Net Assets Available for Plan Benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                          ERNST & YOUNG LLP

New York, New York
June 23, 1997

                            ------------------------

                        CONSENT OF INDEPENDENT AUDITORS

     We consent to the incorporation by reference in the Registration Statements (Form S-8:
No. 33-12208, No. 33-29185, No. 33-30020, No. 33-49230 and No. 33-49232)
pertaining to the Capital Accumulation Plan of The Chubb Corporation, Chubb & Son Inc. and Participating Affiliates and in the related Prospectuses of our report dated June 23, 1997 with respect to the financial statements and schedules of the Capital Accumulation Plan of The Chubb Corporation, Chubb & Son Inc. and Participating Affiliates included in this Annual Report (Form 11-K) for the year ended December 31, 1996.

                                          ERNST & YOUNG LLP

New York, New York
June 23, 1997

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE PROFIT SHARING COMMITTEE OF THE CAPITAL ACCUMULATION PLAN OF THE CHUBB CORPORATION, CHUBB & SON INC. AND PARTICIPATING AFFILIATES HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                   CAPITAL ACCUMULATION PLAN OF
                                     THE CHUBB CORPORATION, CHUBB & SON INC. and
                                     PARTICIPATING AFFILIATES

                                         By:      DONALD B. LAWSON
                                              DONALD B. LAWSON, A MEMBER OF THE
                                                PROFIT SHARING COMMITTEE

Dated:  June 23, 1997